SEC Mail Processi

MAY 25 2023

Washington, DC

23003180

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-17613 |

# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: L.S.Y., Inc. dba American Investors Company

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12667 Alcosta Blvd., Suite 160
(No. and Street)

| San Ramon | California | 94583 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Clarence Yee | (925) 866-2882 | cyee@americaninvestorsco.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

| 675 Ygnacio Valley Road, Suite A200 | Walnut Creek | California | 94596 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| February 24, 2009 | 3438 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Clarence Yee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of L.S.Y., Inc. dba American Investors Company, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Clarence Yee

Title: PRESIDENT

Notary Public see attached certificate

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 22nd day of May, 20 23, by Clarence Yee ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA WICH
Notary Public - California
Contra Costa County
Commission # 2351730
My Comm. Expires Mar 15, 2025

(Seal)

Signature

# L.S.Y., INC.
# dba AMERICAN INVESTORS COMPANY

## TABLE OF CONTENTS

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm

To the Stockholders of
L.S.Y., Inc. dba American Investors Company

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of L.S.Y., Inc. dba American Investors Company (the "Company") as of March 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as L.S.Y., Inc. dba American Investors Company's auditor since 2021.
Walnut Creek, California
May 22, 2023

# L.S.Y., INC.
# dba AMERICAN INVESTORS COMPANY

## STATEMENT OF FINANCIAL CONDITION

### MARCH 31, 2023

#### ASSETS

| | | |
|---|---|---|
| Cash | $ | 185,309 |
| Cash and cash equivalents at clearing organization | | 210,878 |
| Marketable securities | | 551,921 |
| Commissions and fees receivable | | 1,345,709 |
| Due from registered representatives | | 10,113 |
| Deposit with clearing organization | | 50,000 |
| Prepaid expenses and other assets | | 177,995 |
| Property and equipment | | 1,575 |
| Operating lease right-of-use asset | | 250,429 |
| **Total Assets** | $ | 2,783,929 |

#### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 58,644 |
| Commissions payable | | 1,230,380 |
| Accrued compensation and benefits | | 75,429 |
| Loan payable | | 141,759 |
| Deferred tax liability | | 87,100 |
| Operating lease liability | | 273,619 |
| **Total Liabilities** | | 1,866,931 |
| **Stockholders' Equity** | | |
| Common stock, $10 par value per share; | | |
| authorized 100,000 shares; issued and outstanding 7,000 shares | | 70,000 |
| Additional paid in capital | | 50,475 |
| Retained earnings | | 796,523 |
| **Total Stockholders' Equity** | | 916,998 |
| **Total Liabilities and Stockholders' Equity** | $ | 2,783,929 |

The accompanying notes are an integral part of these financial statements.

# L.S.Y., INC.
# dba AMERICAN INVESTORS COMPANY

## STATEMENT OF OPERATIONS

### FOR THE YEAR ENDED MARCH 31, 2023

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions | $ | 4,352,090 |
| Advisory fees | | 3,999,555 |
| Referral fees | | 2,844,064 |
| Other income | | 137,883 |
| Interest and dividend income | | 19,453 |
| **Total Revenue** | | 11,353,045 |
| **Operating Expenses** | | |
| Commissions | | 9,781,093 |
| Compensation and benefits | | 1,082,371 |
| Clearing and execution costs | | 112,279 |
| Professional fees | | 103,955 |
| Rent | | 77,150 |
| Communications and technology | | 66,907 |
| Realized and unrealized losses, net | | 46,671 |
| Regulatory fees | | 23,589 |
| Depreciation | | 440 |
| Other operating expenses | | 66,139 |
| **Total Operating Expenses** | | 11,360,594 |
| **Loss Before Income Tax** | | (7,549) |
| Income tax benefit | | (5,533) |
| **Net Loss** | $ | (2,016) |

The accompanying notes are an integral part of these financial statements.

# L.S.Y., INC.
# dba AMERICAN INVESTORS COMPANY

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2023

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Stockholders' Equity at April 1, 2022** | $ 70,000 | $ 50,475 | $ 798,539 | $ 919,014 |
| Net loss | - | - | (2,016) | (2,016) |
| **Stockholders' Equity at March 31, 2023** | $ 70,000 | $ 50,475 | $ 796,523 | $ 916,998 |

The accompanying notes are an integral part of these financial statements.

# L.S.Y., INC.
# dba AMERICAN INVESTORS COMPANY

## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED MARCH 31, 2023

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net loss | $ | (2,016) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Unrealized loss on securities | | 48,846 |
| Amortization of operating lease | | 56,037 |
| Depreciation | | 440 |
| Write off of allowance for litigation costs | | (52,801) |
| (Increase) decrease in: | | |
| Commissions and fees receivable | | 415,426 |
| Due from registered representatives | | (97) |
| Prepaid expenses and other assets | | (3,865) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 9,385 |
| Commissions payable | | (378,991) |
| Accrued compensation and benefits | | (286,014) |
| Allowance for litigation costs | | (43,639) |
| Deferred tax liability | | (6,000) |
| Operating lease liability | | (56,538) |
| **Net Cash Used In Operating Activities** | | (299,827) |
| **Cash Flows from Financing Activities** | | |
| Payments on loan payable | | (162,910) |
| Proceeds from loan payable | | 141,759 |
| **Net Cash Used In Financing Activities** | | (21,151) |
| **Net Decrease in Cash** | | (320,978) |
| Cash at beginning of year | | 767,165 |
| **Cash and Cash Equivalents at End of Year** | $ | 446,187 |
| **Supplemental Cash Disclosures** | | |
| Interest paid | $ | 3,228 |
| Taxes paid | $ | 467 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

L.S.Y., Inc. dba American Investors Company (the "Company") is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in San Ramon, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of advisory and investment management services, commissions through the sale of various products, and referral fees. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

## 2. Significant Accounting Policies

*Basis of Accounting*
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

*Fair Value of Financial Instruments*
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

*Cash and Cash Equivalents*
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents include money market funds held at the clearing organization.

*Commissions and Fees Receivable*
The amount receivable represents commissions and fees due to the Company primarily from advisory services, commissions from the sale of various securities, and referral fees. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Operations. Per management's analysis, no allowance for credit losses was considered necessary as of March 31, 2023.

*Property and Equipment*
Property and equipment are valued at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life ranging from three to seven years.

## 2. Significant Accounting Policies *(continued)*

### *Leases*

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are generally included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended March 31, 2023, the Company had one short-term lease and one long-term operating lease. See Note 10 for further information.

### *Income Taxes*

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes. At March 31, 2023 there were no uncertain tax positions.

## 3. Deposits with Clearing Organizations

The Company's clearing broker, National Financial Services LLC ("NFS"), requires the Company maintain a minimum of $50,000 in cash deposits.

## 4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

| | |
|---|---|
| Level 1 | Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. |
| Level 2 | Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. |
| Level 3 | Unobservable inputs for the asset or liability. |

## 4. Fair Value Measurements *(continued)*

***Determination of Fair Value***

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets recorded at fair value.

***Investments in Securities***

Securities consist of common stock in publicly traded securities. Fair values are based on quoted market prices.

***Assets Measured and Recognized at Fair Value on a Recurring Basis***

The table below presents the amounts of assets measured at fair value on a recurring basis as of March 31, 2023:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets at fair value: | | | | |
| Common stock | $ 551,921 | - | - | $ 551,921 |
| Money market funds | 210,387 | - | - | 210,387 |
| Total | $ 762,308 | - | - | $ 762,308 |

## 5. Property and Equipment

Property and equipment consist of the following:

| | |
|---|---|
| Furniture and equipment | $ 62,892 |
| Accumulated depreciation | ( 61,317 ) |
| Total | $ 1,575 |

Depreciation expense for the year ended March 31, 2023 was $440.

## 6. Employee Benefit Plan

The Company has a qualified Salary Reduction Simplified Employee Pension Plan ("SARSEP") which covers all employees meeting certain eligibility requirements. Under the terms of the SARSEP, the Company may make annual, discretionary contributions that cannot exceed the lesser of twenty-five percent of the employee's compensation or $61,000 and $66,000 in 2022 and 2023, respectively. Employees may also make elective deferrals in accordance with Internal Revenue Service limitations. As of March 31, 2023, $32,369 is payable to the SARSEP and is included in accrued compensation and benefits on the Statement of Financial Condition.

## 7. Loans Payable

On March 29, 2022, the Company financed $162,910 of the errors and omissions insurance premium for itself and its registered representatives for the period March 29, 2022 through March 29, 2023. The terms of the loan agreement require ten monthly payments and 4.30% interest per annum. For the year ended March 31, 2023, $3,228 of interest was expensed in relation to this loan and is included in other operating expenses on the Statement of Operations. This loan was fully paid as of March 31, 2023.

On March 29, 2023, the Company contracted for errors and omissions insurance for itself and its registered representatives for the period March 29, 2023 through March 29, 2024. The Company financed $141,759 of the errors and omissions insurance premium. The terms of the loan agreement require ten monthly payments and 8.20% interest per annum. For the year ended March 31, 2023, no interest was expensed in relation to this loan as the portion of the premium earned by the insurance provider for three days is not material. As of March 31, 2023, $141,759 was included in loan payable, and $25,016 was included in accounts payable and accrued expenses on the Statement of Financial Condition.

## 8. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2019 and 2018, respectively.

Income tax benefit shown in the accompanying Statement of Operations consists of the following:

| | Federal | State | Total |
|---|---|---|---|
| Current tax expense | $ - | $ 467 | $ 467 |
| Deferred tax benefit | ( 5,500) | ( 500) | ( 6,000) |
| Total | $ ( 5,500) | $ ( 33) | $ ( 5,533) |

For the year ended March 31, 2023, federal and California net operating loss carryforwards were $197,901 and $169,566, respectively, and begin to expire in 2040.

The Company's net deferred tax liability as of March 31, 2023 is as follows:

| | Federal | State | Total |
|---|---|---|---|
| Net operating loss carryforwards | $ 41,600 | $ 11,800 | $ 53,400 |
| ROU operating lease | ( 4,900) | ( 1,600) | ( 6,500) |
| Accumulated depreciation | 200 | 200 | 400 |
| Unrealized gain on marketable securities | (100,900) | ( 33,500) | (134,400) |
| Net deferred tax liability | $ ( 64,000) | $ ( 23,100) | $ ( 87,100) |

As of March 31, 2023, there was no valuation allowance as it is more likely than not that the deferred tax assets will be utilized.

## 9. Revenue from Contracts with Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

**9. Revenue from Contracts with Customers *(continued)***

***Advisory fees***
The Company earns advisory fees by making investment decisions on behalf of its customers. Advisory fees are variable as they are based on the period ending balance of total assets held. Customers are generally billed quarterly in arrears and fees are recognized as earned over the term.

The Company recognizes fees billed to customers as advisory fee revenue on a gross basis in accounts where the Company is the registered investment advisor ("RIA"). Advisors may conduct their advisory business through separate entities by establishing their own independent RIA firms rather than utilizing the Company's corporate RIA. Since independent RIAs are primarily responsible for providing the service to a customer, the portion of advisory fees that are collected from the customer by the Company and remitted to the independent RIA are considered pass-through amounts and only the net amount retained by the Company is included as a component of advisory fee revenue.

***Commissions***
The Company earns commission revenue when customers purchase stocks, mutual funds, variable annuities, and other financial products. Commissions are based upon an agreed-upon percentage of a product's market value upon the date of sale and are recognized upon the trade date of the transaction.

The Company earns trailing commissions on eligible products, primarily on variable annuities and mutual funds held by customers. Trailing commissions are recurring in nature, recognized over time as earned, and based on the market value of customers' trail eligible holdings.

Since the Company is the principal and has primary responsibility over the performance obligations, commissions are reported on a gross basis.

***Referral fees***
The Company earns referral fees by recommending investors use the services of third-party managers. Since the third-party manager has trading authority over investors' accounts, the third-party manager collects the management fee directly from investors' accounts. The Company receives an agreed-upon percentage of this management fee from the third-party manager based on assets under management either in advance or in arrears. Fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activity are known, which are usually monthly or quarterly. Referral fees recognized in the current period are related to performance obligations that have been satisfied.

***Other income***
The Company earns other income by billing its registered representatives for reimbursement of broker dealer expenses incurred. This revenue is considered variable and is recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty of payment has been resolved.

## 9. Revenue from Contracts with Customers *(continued)*

### *Disaggregation of Revenue*

The following table presents the Company's revenue from contracts with customers by business activity and other sources of revenue for the year ended March 31, 2023:

| | Total |
|---|---|
| Revenue from contracts with customers: | |
| Advisory fees | $ 3,999,555 |
| Commissions - Mutual funds | 2,990,438 |
| Referral fees | 2,844,064 |
| Commissions - Variable annuity | 626,500 |
| Commissions - Stocks | 322,907 |
| Commissions - Insurance | 197,892 |
| Commissions - Private partnership | 170,631 |
| Other income | 85,081 |
| Commissions - Bonds | 27,777 |
| Commissions - Other | 15,425 |
| Commissions - Public partnership | 520 |
| Total revenue from contracts with customers | $ 11,280,790 |

### *Contract Balances*

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At April 1, 2022 and March 31, 2023, receivables related to revenue from contracts with customers were $1,761,135 and $1,345,709, respectively. There was no significant impairment related to these receivables during the period ended March 31, 2023.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Although the Company collects some fees in advance, these fees are fully earned at quarter end. Therefore, there is no deferred revenue as of April 1, 2022 and March 31, 2023.

### *Contract Costs*

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

## 10. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of March 31, 2023, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components, including security deposits, are accounted for separately.

## 10. Leases *(continued)*

On September 20, 2021, the Company entered into a sixty-four month operating lease for new office space located in San Ramon, California. The term of the lease began on November 1, 2021 and expires on February 28, 2027. For the year ended March 31, 2023, information pertaining to the lease was as follows:

| Supplemental Information | |
|---|---|
| Operating Lease ROU Asset | |
| ROU asset on April 1, 2022 | $ 306,466 |
| Amortization of ROU asset as of March 31, 2023 | ( 56,037) |
| ROU asset as of March 31, 2023 | $ 250,429 |
| Total operating lease cost included in rent on the Statement of Operations | $ 70,977 |
| Remaining lease term | 47 months |
| Discount rate | 5.0% |

| Maturity of Operating Lease Liability | |
|---|---|
| For the year ended March 31, | |
| 2024 | $ 73,621 |
| 2025 | 75,829 |
| 2026 | 78,104 |
| 2027 | 73,628 |
| Less discount | ( 27,563) |
| Total operating lease liability | $ 273,619 |

## 11. Cash and Cash Equivalents

For the purpose of preparing the statement of cash flows, cash consists of the following:

| | March 31, 2023 |
|---|---|
| Cash | $ 185,309 |
| Cash and cash equivalents at clearing organization | 210,878 |
| Deposit with clearing organization | 50,000 |
| Total cash shown in the Statement of Cash Flows | $ 446,187 |

## 12. Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended March 31, 2023, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

89% of marketable securities is an investment in one stock.

There were two registered representatives who generated approximately 40% of commissions and fees during the year ended March 31, 2023.

**13. Litigation Matters**

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. In a prior year, the Company recorded a $100,000 allowance for litigation costs, the total deductible for its error and commission insurance, for a customer FINRA arbitration claim. On May 10, 2022, the Company entered into a confidential settlement and release agreement for this claim. The Company's total obligation on the claim was $47,199. Therefore, the remaining $52,801 allowance for litigation costs was reclassified and is included in other income on the Statement of Operations.

**14. Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

**15. Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of March 31, 2023, the Company's net capital was $472,365, which exceeded the requirement by $370,405.

**16. Subsequent Events**

The Company has evaluated subsequent events through May 22, 2023, the date which the financial statements were issued.

# SUPPORTING SCHEDULES

## PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

# L.S.Y., INC.
# dba AMERICAN INVESTORS COMPANY
## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2023

| | | | |
|---|---|---|---|
| Net capital | | | |
| Total stockholders' equity | | $ | 916,998 |
| Less: Non-allowable assets | | | |
| Petty cash | 4 | | |
| Commissions and fees receivable | 103,503 | | |
| Due from registered representatives | 10,113 | | |
| Prepaid expenses and other assets | 177,995 | | |
| Property and equipment, net | 1,575 | | 293,190 |
| Net capital before haircuts | | | 623,808 |
| Less: Haircuts | | | |
| Securities | 86,996 | | |
| Undue concentration | 64,447 | | 151,443 |
| Net capital | | $ | 472,365 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,529,402 or $5,000, whichever is greater | | | 101,960 |
| Excess net capital | | $ | 370,405 |

## RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF MARCH 31, 2023

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended March 31, 2023 Part IIA FOCUS filing.

# L.S.Y., INC.
## dba AMERICAN INVESTORS COMPANY
### SCHEDULE II

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MARCH 31, 2023

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). In addition, the Company's other business activities are limited to (1) retail of mutual funds; (2) broker of municipal securities; (3) broker selling variable life insurance or annuities; (4) investment advisory services; (5) broker selling oil and gas interests; (6) private placements of securities; (7) broker selling tax shelters or limited partnerships in primary distributions and in the secondary market. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issues by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirement of this Rule.

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Review Report of Independent Registered Public Accounting Firm**

To the Stockholders of
L.S.Y., Inc. dba American Investors Company

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) L.S.Y., Inc. dba American Investors Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year as of March 31, 2023 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) retail of mutual funds; (2) broker of municipal securities; (3) broker selling variable life insurance or annuities; (4) investment advisory services; (5) broker selling oil and gas interests; (6) private placement of securities; (7) broker selling tax shelters or limited partnerships in primary distributions and in the secondary market. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
May 22, 2023

AMERICAN
Investors Company

(925) 866-2882 • Fax (925) 866-8989
12667 Alcosta Blvd., Suite 160
P.O. Box 1307
San Ramon, CA 94583
www.americaninvestorsco.com

# SEA RULE 15c3-3 EXEMPTION REPORT

L.S.Y., Inc. dba American Investors Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) retail of mutual funds; (2) broker of municipal securities; (3) broker selling variable life insurance or annuities; (4) investment advisory services; (5) broker selling oil and gas interests; (6) private placements of securities; (7) broker selling tax shelters or limited partnerships in primary distributions and in the secondary market, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Clarence Yee, President of the Company, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Clarence Yee

Clarence Yee
President

May 18, 2023